FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 2, 2013 – ARM and GLOBALFOUNDRIES to Optimize Next-Generation ARM Mobile Processors for 28nm-SLP Process Technology

2.	Press release dated June 3, 2013 – Total Voting Rights

3.	Press release dated June 3, 2013 – ARM Targets 580 Million Mid-Range Mobile Devices with New Suite of IP

4.	Press release dated June 3, 2013 – ARM Announces AMBA 5 CHI Specification to Enable High Performance, Highly Scalable System on Chip Technology

5.	Press release dated June 5, 2013 – MEDIA ALERT: Warren East Receives the Morgan Stanley Leadership Award for Global Commerce

6.	Press release dated June 20, 2013 – MEDIA ALERT: ARM Releases Starter Kit for RZ Family of Embedded Microprocessors in Partnership with Renesas

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM and GLOBALFOUNDRIES to Optimize Next-Generation ARM Mobile Processors for 28nm-SLP Process Technology

New ARM POP technology provides core-hardening acceleration for Cortex-A12 and Cortex-A7 processors

Milpitas, Calif. and Cambridge, UK, June 2, 2013 - In conjunction with the launch of the ARM Cortex-A12 processor, ARM and GLOBALFOUNDRIES today announced new power, performance and cost-optimized POP technology offerings for the ARM Cortex-A12 and Cortex-A7 processors for GLOBALFOUNDRIES 28nm-SLP High-K Metal Gate (HKMG) process technology. The Cortex-A12 processor was introduced by ARM today as part of a suite of IP targeting the rapidly growing market for mid-range mobile devices.

The companies will combine ARMs next-generation mobile processor and POP IP with GLOBALFOUNDRIES 28nm-SLP HKMG process solution, enabling a new level of system performance and power efficiency with the optimum economics necessary to serve the mid-range mobile device market. The new initiative builds on the existing robust ARM Artisan physical IP platform and POP IP for the Cortex-A9 processor already available on GLOBALFOUNDRIES 28nm-SLP, signifying another milestone in the multi-year collaboration between ARM and GLOBALFOUNDRIES.

Central to this increase in functionality for mid-range mobile devices is the new ARM Cortex-A12 processor. The Cortex-A12 processor provides a 40 percent performance uplift and direct upgrade path from the incredibly successful Cortex-A9 processor, while matching the energy efficiency of its predecessor. The Cortex-A12 processor provides best-in-class efficiency as a standalone solution, but additionally supports the innovative big.LITTLE processing technology with the Cortex-A7 processor, bringing this energy-efficient technology to the mid-range. GLOBALFOUNDRIES 28nm-SLP process technology and associated ARM POP IP for the Cortex-A12 processor enables up to70 percent higher performance (measured single-thread performance) andup to 2x better power efficiency in comparison to a Cortex-A9 processorusing 40nm process technology. Designers can achieve even higher performance by trading off for lower power efficiency, depending on their application needs. View more information on the Cortex-A12 processor.

The newest POP technology enables customers to accelerate core-hardening of Cortex-A12 and Cortex-A7 processors on GLOBALFOUNDRIES 28nm-SLP HKMG process. POP IP for Cortex processors has successfully enabled ARM-based SoCs with more than 30 different licenses since being introduced over three years ago. POP IP is composed of three elements necessary to achieve an optimized ARM processor implementation: core-specific tuned Artisan physical IP logic libraries and memory instances, comprehensive benchmarking reports, and implementation knowledge that detail the methodology used to achieve the result, to enable the end customer to achieve the same implementation quickly and at low risk.

With 580 million mid-range smartphones and tablets forecast to be sold in 2015[i], consumers are increasingly looking for the right combination of performance, low power and cost effectiveness, said Dr. Dipesh Patel, executive vice president and general manager, Physical IP Division at ARM. With the Cortex-A12 processor and suite of IP announced today, ARM is delivering an optimized system solution leveraging the most innovative technologies available for this market. The POP IP solution on GLOBALFOUNDRIES 28nm-SLP helps designers balance the performance, power and cost tradeoffs to achieve their targets for this growing market.

GLOBALFOUNDRIES 28nm-SLP technology is ideally suited for the next generation of smart mobile devices, enabling designs with faster processing speeds, smaller feature sizes, lower standby power and longer battery life. The technology is based on GLOBALFOUNDRIES Gate First approach to High-K Metal Gate (HKMG), which has been in volume production for more than two years. The technology offers a combination of performance, power efficiency and cost that is ideally suited for the mid-range mobile market.

GLOBALFOUNDRIES is committed to a deep relationship with ARM to enable best-in-class solutions for our mutual customers. Our collaboration on the ARM Cortex-A12 processor implementation is a direct result of this focus and collaboration, said Mike Noonen, executive vice president of Marketing, Sales, Design and Quality at GLOBALFOUNDRIES.

GLOBALFOUNDRIES next-generation 14nm-XM FinFET technology is expected to bring another dimension of enhanced power, performance and area for ARM mobile processors.A Cortex-A9 processor implemented on 14nm-XM technology, using 9-track libraries, is projected to enable a greater than 60 percent increase in frequency at constant power, or a decrease of more than 60 percent in power consumption at constant performance, when compared to implementation on 28nm-SLP technology using 12-track libraries. Similar results are expected for Cortex-A12 processor implementations. Click here for more details on GLOBALFOUNDRIES 14nm-XM FinFET technology.

For further discussions about GLOBALFOUNDRIES process technologies or ARM IP offerings please visit the companies respective exhibits at the Design Automation Conference (DAC), June 3-5, 2013 in Austin, Texas. ARM is located in booth 931, and GLOBALFOUNDRIES can be found at booth 1314.

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About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the companys broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

ABOUT GLOBALFOUNDRIES

GLOBALFOUNDRIES is the worlds first full-service semiconductor foundry with a truly global footprint. Launched in March 2009, the company has quickly achieved scale as the second largest foundry in the world, providing a unique combination of advanced technology and manufacturing to more than 160 customers. With operations in Singapore, Germany and the United States, GLOBALFOUNDRIES is the only foundry that offers the flexibility and security of manufacturing centers spanning three continents. The companys three 300mm fabs and five 200mm fabs provide the full range of process technologies from mid-range to the leading edge. This global manufacturing footprint is supported by major facilities for research, development and design enablement located near hubs of semiconductor activity in the United States, Europe and Asia. GLOBALFOUNDRIES is owned by the Advanced Technology Investment Company (ATIC). For more information, visit http://www.globalfoundries.com.

Item 2

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:
ARM Holdings plc's capital as at 31 May 2013 consists of 1,397,573,534 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,397,573,534.

The above figure 1,397,573,534 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 3

ARM Targets 580 Million Mid-Range Mobile Devices with New Suite of IP

News Highlights:

• Faster time to market and less design risk with suite of IP including:
ARM Cortex-A12 processor, Mali-T622 GPU, Mali-V500 video solution and POP IP technology;

• 580 million mid-range smartphones and tablets are forecast to be sold in 2015

• Cortex-A12 processor delivers 40 percent more performance than Cortex-A9 and brings premium features such as virtualization to the mid-range mobile device market; efficiency profile also makes it ideal for DTV and home networking;

• Cortex-A12 processor brings optimum performance and maximum efficiency of big.LITTLE processing to mid-range smartphones and tablets;

• Mali-T622 GPU offers an efficient and qualified OpenGL ES 3.0 solution and smallest Full Profile GPU Compute solution, putting even greater compute power into the hands of more mobile users;

• Mali-V500 video IP solution reduces system bandwidth and power, while enabling the protection of premium video content with TrustZone support.

CAMBRIDGE, UK and TAIPEI – 3 JUNE 2013 - Today at Computex, ARM announced an optimized IP solution designed to power the 580 million mid-range mobile devices expected over the next two years. The mid-range market is projected to exceed the number of premium smartphones and tablets beginning in 2015. Targeted at the mid-range market, this new suite of ARM IP is optimized for power, performance and die size. Used together, this suite of IP will provide consumers with premium features like virtualization, big.LITTLE processing and GPU compute at mid-range price points.

The suite extends the ARM Cortex-A processor and ARM Mali-T GPU series with the Cortex-A12 processor and Mali-T622 GPU and introduces a new video IP product, the Mali-V500. With support from ARM POP technology and the ARM Development Studio 5 (DS-5) toolchain, ARM partners can deliver smartphones and tablets with higher efficiency and reduced time to market. Partners will announce their plans in due course, but ARM expects this IP solution will be in mobile devices by mid-2014.

“Mobile users expect a range of devices at different price points and for a mid-range mobile experience to include some high end mobile features. With a billion smartphones predicted to ship in 2013 and tablets projected to out-ship notebook PCs, device-makers can now provide quality, high-performance mobile products with the features that matter the most, at a range of price points, said Ian Drew, chief marketing officer and executive vice president, ARM. The market is evolving at an amazing rate and there is now a choice of solutions for semiconductor companies and for mobile device-makers. Our suite of optimized IP expands the choice for the mid-range mobile market.”

Bringing Premium Features to the Mid-Range

The energy-saving technology known as ARM big.LITTLE processing is only just coming to high-end devices today, but now can be designed into mid-range smartphones, allowing users to do more with their devices. The Cortex-A12 processor offers ARM partners a 40 percent performance uplift in the same power envelope when compared to the successful Cortex-A9 processor. The Cortex-A12 processor builds on best-in-class efficiency as a standalone solution and additionally supports the innovative big.LITTLE processing technology with the Cortex-A7 processor. The Cortex-A12 introduces features found in premium smartphones and tablets to mid-range devices, including virtualization. Additional information for the Cortex-A12 processor can be found here.

Ready for the Next Graphics Standards

The Mali-T622 GPU, is OpenGL ES 3.0 conformant, supports the Renderscript and OpenCL APIs, and is the smallest full profile GPU Compute solution available for mobile devices. The Mali-T622 GPU brings a rich, visual experience to mid-range mobile devices with functionality only now becoming available in the highest-end premium smartphones and tablets. It does all of this while providing a 50 percent energy-efficiency improvement over first-generation Mali-T600 series products. A closer look at the Mali-T622 GPU can be found here.

High-Quality Video in Mid-range Mobile

The energy-efficient Mali-V500 video solution provides dedicated video processing and reduces system bandwidth requirements by more than 50 percent compared to currently available solutions. The Mali-V500 is a multicore video solution, scaling from a single core capable of 1080p/60 encode and decode to multiple cores supporting ultra-high definition 4K at a blistering 120 frames per second. Additionally, the Mali-V500 video solution was architected with support for TrustZone security technology enabling efficient, hardware-backed security for movie and TV content from download to display. More details on the Mali-V500 video solution are available here

ARM Brings it all Together

ARM is best positioned to ensure its IP can be combined together for optimal performance with minimal energy consumption across the entire SoC, thus allowing every task to be run on the right processor. System advances include:

• ARM POP IP supports leading 28-nanometer foundry processes. ARM POP IP is the only implementation solution which is co-developed and co-optimized, offering the best design points and fastest time to market for the Cortex-A12 processor and Mali-T622 GPU. More information on ARM POP IP, featuring Artisan physical IP, available for this optimized suite can be found here

• ARM DS-5 toolchain to support development and optimization of software for systems based on the Cortex-A12 processor, Mali-T622 GPU, and CoreLink CCI-400 cache coherent interconnect. Complemented by the addition of the ARM Fast Models simulation library, the DS-5 toolchain enables early software development and system-wide performance and power optimization. Learn more about system software optimization here.

“The immense success of Cortex-A9 processor-based SoCs, and the demand for highest performance at best energy efficiency, makes the new Cortex-A12 processor the perfect choice for VIA and will help drive our strong commitment to provide leading-edge platforms for our partners and the ARM ecosystem. The premium feature set of the Cortex-A12 processor will enable new use cases previously only limited to high-end devices and will allow the mid-range mobile device segment to continue growing rapidly,” said Tzu-Mu Lin, senior vice president, VIA Technologies.

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About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the companys broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

Item 4

ARM Announces AMBA 5 CHI Specification to Enable High Performance, Highly Scalable System on Chip Technology

CAMBRIDGE, UK – June 3, 2013 - ARM today announced, at DAC 2013, the AMBA® 5 CHI (Coherent Hub Interface) specification which will enable ARM Cortex®-A50 series processors to work together in high-performance, coherent processing “hubs”, and to deliver the high data rates that are common in Enterprise markets, such as servers and networking.

Building on the success of AMBA 4 ACE™ technology, the AMBA 5 CHI specification has been developed by ARM with the participation of leading industry players including ARM semiconductor partners, third party IP providers and the EDA industry. The AMBA 5 CHI protocol is used by the ARMv8 architecture-based Cortex®-A57 and Cortex-A53 processors and the CoreLink DMC-520 Dynamic Memory Controller. It is also used by the CoreLink CCN-504 Cache Coherent Network, which is capable of 1 Terabit/s data flows.

AMBA 5 CHI has been developed to support high frequency, non-blocking data transfers between multiple fully coherent processors. The interface ensures optimal system performance by supporting distributed level 3 caches, very high rates of I/O coherent communication, and Quality of Service (QoS) functionality. The AMBA 5 CHI architecture also introduces a layered model to allow implementations to separate communication and transport protocols, which enables the optimal trade-off between performance, power and area. More information on the AMBA CHI specification can be found here

“To ensure that our silicon partners can rapidly deploy IP and SoCs implementing the AMBA 5 CHI protocol, ARM has worked closely with many partners across the SoC design ecosystem,” says Noel Hurley, vice president, Marketing and Strategy, Processor Division, ARM. “Through early engagement we have enabled our EDA partners to develop a wide range of verification IP, and debugging and performance analysis tools to accelerate the implementation of AMBA 5 CHI based SoCs.”

“As part of our longstanding relationship with ARM, Cadence is developing verification IP that speeds customer adoption of the new AMBA 5 CHI specification,” said Martin Lund, senior vice president, Research and Development, SoC Realization Group at Cadence. “The Cadence VIP will offer unique features to enable our mutual customers to optimize performance while speeding development of multi-core SoCs.”

“As the market and technology leader in formal verification, and long-time solution provider to ARM's internal engineering teams, we were glad to be called upon to help validate the AMBA 5 CHI protocol and to develop the first fully-correlated AMBA 5 CHI Verification IP (VIP), now available for simultaneous release,” said Kathryn Kranen, CEO of Jasper Design Automation. “As in prior collaboration efforts, ARM and Jasper are maximizing the ability of our mutual customers to leverage the latest protocol in low power, high-performance computer systems.”

“Mentor is proud to be one of ARM’s lead partners for the verification of the AMBA 5 CHI coherent hub interface architecture,” said Walden Rhines, Chairman and Chief Executive Officer of Mentor Graphics. “Our close collaboration with ARM makes it possible for their customers to maximize the performance of complex interconnect and cache coherent subsystems. Our joint work on AMBA 5 CHI has shown the advantages of seamlessly supporting both simulation and emulation as a cohesive platform.”

“Through more than 15 years of R&D collaboration, ARM and Synopsys have successfully delivered design and verification solutions, including SystemVerilog, verification methodology, simulation performance, low power verification, debug, interface IP and most recently our verification IP for AMBA 4 AXI4 ACE interconnect,” said Manoj Gandhi, senior vice president and general manager of the Synopsys Verification Group. ”Through our collaboration on the AMBA 5 standard, Synopsys plans to provide verification IP with simulation, emulation, debug, performance analysis, and support the AMBA 5 interconnect with our interface IP to accelerate the development of advanced SoCs.”

The AMBA 5 CHI specification and associated protocol checkers (SystemVerilog assertions) are available, at no cost, under license to companies integrating or developing IP that implements the AMBA 5 CHI protocol.

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About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose – 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 5

MEDIA ALERT: Warren East Receives the Morgan Stanley Leadership Award for Global Commerce

What: Warren East, CEO of ARM Holdings, received the Morgan Stanley Leadership Award for Global Commerce at IDG's Computerworld Honors Program's Annual Laureates Medal Ceremony & Gala Awards Evening, June 3 in Washington, D.C.

Established in 1999, this award recognizes individuals whose personal leadership has made a critical contribution to the effective use of information technology throughout the world. Former recipients have included Michael Dell, Paul Otellini and many other notable CEOs.

“The Morgan Stanley Leadership Award for Global Commerce recognizes individuals whose personal leadership has made a critical contribution to the use of technology in making the world a better place,” said Merritt Lutz, Senior Advisor, Morgan Stanley. “As CEO of ARM for the past 12 years, Warren has demonstrated leadership in innovation, technology development and collaboration.  During his tenure as CEO, the ARM partnership grew to more than 300 semiconductors companies, and together sold more than 40 billion ARM-based chips.”

“I am honoured to receive the Morgan Stanley Leadership Award for Global Commerce,” said Warren East. “Collaborative ecosystems such as that created by ARM and our partners are becoming increasingly important. As technology companies seek to deploy more energy-efficient designs using increasingly complex semiconductor technology, they will need to partner and work together to achieve best overall results.”

When: June 3, 2013.

Where: Washington, DC.

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Tweet this story

Download Shared Purpose – 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube:  http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

Item 6

MEDIA ALERT: ARM Releases Starter Kit for RZ Family of Embedded Microprocessors in Partnership with Renesas

What: ARM, in collaboration with Renesas Electronics Corporation, has introduced a free starter kit based on ARMs flagship suite of software development tools, targeting evaluation and initial software development on the new Renesas ARM Cortex-A9 processor-based RZ/A1 group MPUs

The ARM Development Studio 5 (DS-5) Starter Kit for Renesas RZ/A1 devices pairs with Renesas RZ/A1 evaluation boards to accelerate silicon evaluation and software prototyping with a high quality software development environment and real-time operating system (RTOS). The starter kit is free for one year, and bundles lightweight versions of ARMs leading compilation, debug and analysis tools. In addition, the DS-5 starter kit incorporates a port of the royalty-free Keil CMSIS-RTOS RTX for RZ/A1 devices, as well as low-cost JTAG debug connection via the Keil ULINKpro and ULINK2 probes.

Why: Increasing software design complexity and pressure for ever shorter development cycles makes tools and middleware critical to any projects success. The customization of the DS-5 toolchain and Keil CMSIS-RTOS RTX for RZ/A1 provides customers with a low cost platform to accelerate their platform evaluation and prototyping.

When: The DS-5 Starter Kit for Renesas RZ/A1, including Keil CMSIS-RTOSRTX for Cortex-A9 source code, is available for download now.
▪	Download DS-5 Starter Kit for Renesas RZ/A1 from http://ds.arm.com/renesas
▪	Learn more about Renesas RZ family: http://www.renesas.com/products/mpumcu/rz/rza/rza1/index.jsp#overview

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:
ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM